                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)(1)


                             PARTY CITY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    702145103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          SPECIAL VALUE BOND FUND, LLC
                            C/O TENNENBAUM & CO., LLC
                     11100 SANTA MONICA BOULEVARD, SUITE 210
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 566-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)



                               Page 1 of 10 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 2 OF 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SPECIAL VALUE BOND FUND, LLC
      IRS NO.: 95-4758920
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,096,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF JANUARY 14, 2000, AS REPRESENTED BY PARTY CITY CORPORATION IN THE FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 5 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 3 OF 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SVIM/MSM,LLC
      IRS NO.: 95-4760193
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,096,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF JANUARY 14, 2000, AS REPRESENTED BY PARTY CITY CORPORATION IN THE FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 5 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 4 OF 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
      IRS NO.: 95-4759860
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,096,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF JANUARY 14, 2000, AS REPRESENTED BY PARTY CITY CORPORATION IN THE FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 5 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 5 OF 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TENNENBAUM & CO., LLC
      IRS NO.: 95-4587347
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,096,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF JANUARY 14, 2000, AS REPRESENTED BY PARTY CITY CORPORATION IN THE FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 5 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 702145103                                                 PAGE 6 OF 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MICHAEL E. TENNENBAUM
      S.S. NO.: ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,096,000 SHARES(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,096,000 SHARES(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.6%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF JANUARY 14, 2000, AS REPRESENTED BY PARTY CITY CORPORATION IN THE FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 5 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 2 to Schedule 13D relating to Party City Corporation, a Delaware corporation ("Party City"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on August 26, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 13, 1999 (together, the "Schedule 13D"). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information in Item 3 is hereby amended and restated as follows:

               The statement relates to the acquisition by the Reporting Persons of a warrant dated as of August 16, 1999, as amended on January 14, 2000 (the "Warrant"), to purchase 3,096,000 shares of Common Stock of Party City. Party City issued the Warrant pursuant to that certain Securities Purchase Agreement between Party City and TCO dated as of August 16, 1999 (the "Securities Purchase Agreement") as amended by that certain First Amendment to Securities Purchase Agreement dated as of January 14, 2000 (the "Amendment"). The Warrant was acquired by TCO along with certain secured notes of Party City in the aggregate principal amount of $6,750,000. The aggregate purchase price for the Warrant and such secured notes from Party City was $6,750,000. The source of funds for the purchase of the Warrant and the secured notes by TCO was a margin account of the Reporting Persons with Jefferies & Company, Inc.

               On September 1, 1999, SVBF purchased the Warrant and the secured notes from TCO for aggregate consideration of $6,750,000. The source of funds for the purchase of the Warrant and the secured notes from TCO was the working capital of SVBF.

               Upon exercise of the Warrant in full, SVBF must pay an exercise price of $1.07 per share for an aggregate exercise price of $3,312,720. It is presently anticipated that the source of funds for the exercise price will be SVBF's general working capital or the working capital of an affiliate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               The information in Item 5 is hereby amended and restated as follows:

               The shares of Common Stock identified in Item 1 issuable upon exercise of the Warrant constitute approximately 19.6% of the outstanding Common Stock of Party City, based upon 12,722,205 shares of Common Stock outstanding as of January 14, 2000, as represented by Party City Corporation in the Amendment, and computed in accordance with Rule 13d-3(d)(1). Upon exercise of the Warrant, SVBF will have the sole power of voting and disposition with respect to the shares of Common Stock issuable upon such exercise. By reason of (i) Mr. Tennenbaum's position as managing member of TCO, (ii) TCO's position as managing member of SVIM/MSM and SVIM, (iii) SVIM/MSM's position as managing member of SVBF and (iv) SVIM's position as investment advisor to SVBF, each of Mr. Tennenbaum, TCO, SVIM/MSM and SVIM may be deemed to share such powers of voting and disposition.

               Except as described in this statement, the Reporting Persons have not effected transactions in Party City's Common Stock within 60 days prior to the date of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The information in Item 6 is hereby amended and restated as follows:

               On January 14, 2000, Party City, SVBF, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., entered into the Amendment which, among other things, provided for the amendment of the Warrant and Party City's other warrants issued under the Agreement.

               Except for the Warrant, the Securities Purchase Agreement, the Amendment, the Investor Rights Agreement and related documents executed in connection therewith, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Party City, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Copies of the form of Warrant and the Amendment have been filed as exhibits to Party City's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826) and are incorporated by reference herein. Copies of the form of Securities Purchase Agreement and Investor Rights Agreement have been filed as exhibits to Party City's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826) and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               The information in Item 7 is hereby amended and restated as follows:

        Exhibit 1     Joint Filing Agreement

        Exhibit 2 Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

        Exhibit 3 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit
                      4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

        Exhibit 4 First Amendment to Securities Purchase Agreement, dated January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

        Exhibit 5 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2000            SPECIAL VALUE BOND FUND, LLC
                                    By:  SVIM/MSM, LLC, its Managing Member
                                         By: Tennenbaum & Co., LLC,
                                             its Managing Member
                                             By:  /s/ Michael E. Tennenbaum
                                                  ------------------------------
                                                  Michael E. Tennenbaum,
                                                  its Managing Member

                                    SVIM/MSM, LLC
                                    By:  Tennenbaum & Co., LLC,
                                         its Managing Member
                                         By: /s/ Michael E. Tennenbaum
                                             -----------------------------------
                                             Michael E. Tennenbaum,
                                             its Managing Member

                                    Special Value Investment MANAGEMENT, LLC
                                    By:  Tennenbaum & Co., LLC,
                                         its Managing Member
                                         By: /s/ Michael E. Tennenbaum
                                             -----------------------------------
                                             Michael E. Tennenbaum,
                                             its Managing Member

                                    TENNENBAUM & CO., LLC
                                    By:  /s/ Michael E. Tennenbaum
                                         ---------------------------------------
                                         Michael E. Tennenbaum,
                                         its Managing Member

                                    /s/ Michael E. Tennenbaum
                                    --------------------------------------------
                                    MICHAEL E. TENNENBAUM

                                  EXHIBIT INDEX

        Exhibit 1     Joint Filing Agreement

        Exhibit 2 Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

        Exhibit 3 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit
                      4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

        Exhibit 4 First Amendment to Securities Purchase Agreement, dated January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

        Exhibit 5 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).